Filed by: HUSKY ENERGY INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: MEG ENERGY CORP

Form F-80 File No.: 333-227663

Husky Energy Inc. (“Husky”) has used or made available the following communications:

Exhibit 1:	Statements placed on Husky’s website on October 2, 2018 or October 3, 2018.

NOTICE TO U.S. HOLDERS

Husky has filed a registration statement on Form F-80, including the offer to purchase and takeover bid circular and related documents, with the United States Securities and Exchange Commission (the “SEC”) in respect to shares of Husky offered or to be issued under the registration statement to US holders of MEG Energy Corp. shares. HUSKY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF HUSKY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding Husky or such transaction involving the issuance of Husky’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for Husky, or on request without charge from the Senior Vice President, General Counsel & Secretary of Husky, at 707 8th Avenue S.W. Calgary, Alberta, or 403-298-6111.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of MEG Energy Corp. and to issue securities of Husky is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

[Materials begin on the following page]

Exhibit 1

[Posting on Husky Energy Inc. website]

Tender Your Shares

Our proposal is in the best interests of Husky and MEG shareholders, employees and stakeholders: immediate 44 percent premium for MEG shareholders, participation in Husky’s dividend and a stronger balance sheet enabling more free cash flow.

Letter to MEG Shareholders

On behalf of the Board of Directors of Husky Energy, you are invited to consider our compelling cash and share offer to acquire all outstanding shares of MEG Energy for $11 in cash or 0.485 of a Husky share per MEG share held, subject to a maximum aggregate cash consideration of $1 billion and a maximum aggregate number of Husky shares issued of approximately 107 million. The offer is contained in the Offer to Purchase and Circular.

The Offer is open for acceptance until 5 p.m. (Toronto time) on Wednesday, January 16, 2019. Please carefully consider this Offer and read the Offer to Purchase and Circular, which contains important information regarding Husky and the terms and conditions of the Offer.

Husky believes that the Offer represents a compelling return proposition for MEG shareholders to maximize the value of their investment through a combined Canadian energy company with a strong balance sheet, an integrated business model and a rich portfolio of low cost, higher margin projects—all of which contribute to substantially more funds from operations and free cash flow with much greater stability. The benefits of this transaction for MEG shareholders include:

•	An immediate 44 percent premium to the 10-day volume-weighted average MEG share price of $7.62 as of September 28, 2018 and a 37 percent premium to MEG’s closing price of $8.03 as of that date.
•	Stronger balance sheet enabling more free cash flow to be directed to shareholder returns and growth investments
•	Increased stability of funds from operations and free cash flow due to integration, expanded market access and high-netback offshore operations
•	$200 million per year of near-term, realizable synergies
•	Opportunity to participate in Husky’s current 2.2 percent dividend yield
•	Retain significant upside through participation in a stronger combined platform for shareholder value creation

We have determined the best way to realize the substantial benefits of this transaction is to take our Offer directly to you, to allow you to decide the future of your investment.

Read the full letter to MEG shareholders (pdf)

Advisories

News

Presentation

Reasons to Accept (pdf)

Circular (pdf)

Tender Your Shares

Tendering Documents

FAQs

Contact

Both “Tender Your Shares” links lead you to the below:

Tender Your Shares

The Offer is open for acceptance until the Expiry Time, which is 5 p.m. (Toronto time) on Jan. 16, 2019. You can deposit your MEG shares in one of the following ways:

Beneficial Shareholders (Your shares are held with a broker, bank or other intermediary)

If your Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary, you should immediately contact that intermediary for assistance if you wish to accept the Offer or to exercise, exchange or convert Convertible Securities into Common Shares to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

(NOTE: Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their Intermediaries promptly if they wish to tender.)

Registered Shareholders (You hold a share certificate or DRS statement registered in your name)

To accept the Offer you may deliver any Certificate(s) representing your Common Shares, together with a properly completed and duly executed Letter of Transmittal (printed on YELLOW paper), and all other required documents to the Depositary, AST Trust Company (Canada) at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time of 5 p.m. (Toronto time) on Jan. 16, 2019. Detailed instructions are contained in the Letter of Transmittal that accompanies the Offer.

(NOTE: If you wish to deposit your Common Shares under the Offer and the certificate(s) or other evidence representing such Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary and Information Agent at or prior to the Expiry Time, such Common Shares can be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery, printed on PINK paper)

You should contact the Information Agent, D.F. King or a broker or dealer for assistance in accepting the Offer and in depositing your Common Shares with the Depositary. To keep current with further developments and information about the Offer, visit www.huskyenergy.com/bettertogether

Questions? Need help tendering your shares? D.F. King, the Information Agent, can be contacted by telephone at 1-800-761-6707 or +1-212-771-1133 (outside North America) or by email at inquiries@dfking.com.

“Read the full letter to MEG shareholders (pdf)” link leads you to the Letter from the Registrant to MEG shareholders which was included in the F-80 filed with the SEC by Husky on October 2, 2018.

“Advisories” link leads you to the below:

LEGAL ADVISORIES

NO OFFER OR SOLICITATION

This document is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of Husky Energy Inc. (the “Company”) is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company has filed a registration statement covering the offer and sale of the Company’s shares in the acquisition with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale includes various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707 8th Avenue S.W. Calgary, Alberta or by telephone at 403-298-6111.

The Company is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular (or any applicable supplement) may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular (or any applicable supplement), and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this document are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to: the anticipated strategic, operational and financial benefits of the Offer and that may result from a combination of the Company and MEG; the potential for the Offer to be extended or accelerated by the Company; and the expected timing of completion of the transaction.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

All currency is expressed in this document in Canadian dollars unless otherwise indicated.

“News” link leads you to the Press Releases of Husky that were filed with the SEC on Form 6-K on October  1, 2018 and October 2, 2018 respectively.

“Presentation” leads you to the slides used during a presentation that Husky filed with the SEC under rule 425 on October 1, 2018, as well as a recording and transcript of that presentation. The transcript was filed by Husky with the SEC under rule 425 on October 2, 2018.

“Reasons to Accept (pdf)” links lead you to the “Reasons to Accept the Offer” section of the Offer to Purchase and Circular which was included in the F-80 filed with the SEC by Husky on October 2, 2018.

“Circular (pdf)”, and both “Offer to Purchase and Circular” links lead you to the Offer to Purchase and Circular which was included in the F-80 filed with the SEC by Husky on October 2, 2018.

“Tendering Documents” link leads you to the Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter from the Registrant to MEG shareholders, each of which was included in the F-80 filed with the SEC by Husky on October  2, 2018, as well as the Letter to the Chairman of MEG Energy Corp. which was filed with the SEC by Husky under rule 425 on October 1, 2018.

“FAQs” link leads you to the below:

FAQs

Why is Husky making the proposal?

Husky sees a compelling opportunity to create a strong, Canadian energy company that benefits Husky and MEG shareholders, employees and all stakeholders. Our proposal provides MEG shareholders with an opportunity to realize an immediate premium, while participating in the significant upside of what will be a stronger combined company. See Reasons to Accept Offer.

What would I receive in exchange for each of my Common Shares?

Under the terms of Husky’s proposal, each MEG shareholder will have the option to receive consideration per MEG share of $11.00 in cash or 0.485 of a Husky share, subject to maximum aggregate cash consideration of $1.0 billion and a maximum aggregate number of Husky shares issued of approximately 107 million.

Husky’s proposal delivers a 44 percent premium to MEG’s 10-day volume-weighted average share price as of Sept. 28, 2018 and a 37 percent premium over MEG’s closing price of $8.03 on this date. Husky believes the implied valuation represents a full and fair price.

Read our News Release

Why should I accept the Offer?

We believe that our Offer represents an opportunity for shareholders to maximize their investment in MEG. It provides an immediate premium to MEG’s share price and the opportunity to benefit from ownership in a company with a significantly enhanced financial profile, more diverse project portfolio and a strong platform for growth to drive shareholder returns and future investments.

For additional details, we refer you to “Reasons to Accept the Offer” in the Circular.

How do I tender my Common Shares?

Please see Tender Your Shares.

What are the next steps?

Full details of the offer are set out in the formal Offer and Circular, which was filed Oct. 2, 2018.

The Offer will be open for acceptance until 5 p.m. (Toronto time) on Jan. 16, 2019, unless the offer is extended at the sole discretion of Husky.

Husky remains prepared to engage in discussions with MEG’s Board of Directors to complete the transaction expeditiously for the benefit of MEG shareholders.

How long do I have to decide whether to tender into the Offer?

The Offer is open for acceptance until the Expiry Time of 5 p.m. (Toronto time) on Jan. 16, 2019, unless we extend, accelerate or withdraw the Offer in accordance with its terms.

Are there any conditions on the Offer?

We refer you to Section 4 of the Offer to Purchase, “Conditions of the Offer.”

Can the Offer be extended or accelerated and, if so, under what circumstances?

Yes. We may elect, in our sole discretion, to extend the Offer from time to time.

If we extend or accelerate the Offer, we will notify AST Trust Company, the Depositary, and publicly announce such extension or acceleration and, if required by applicable Law, mail you a copy of the notice of variation. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer.”

Will I have to pay any fees or commissions?

No fee or commission will be required if you accept the Offer by depositing your Common Shares directly with AST Trust Company, the Depositary. However, an investment advisor, stock broker, bank, trust company or other intermediary through which you own your Common Shares may charge a fee to tender any such Common Shares on your behalf. You should consult your investment advisor, stock broker, bank, trust company or other intermediary to determine whether other charges will apply.

When will Husky pay for deposited Common Shares?

If all of the conditions of the Offer described in Section 4 of the Offer to Purchase, “Conditions of the Offer,” have been satisfied or waived at or prior to the Expiry Time of 5 p.m. (Toronto time) Jan. 16, 2019, we will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn. We will pay for Common Shares taken up as soon as possible, but in any event not later than three business days after taking up the Common Shares.

In accordance with applicable Law, if we are obligated to take up such Common Shares, we will extend the period during which Common Shares may be deposited under the Offer for a mandatory 10-day extension period following the expiration of the initial deposit period and may extend the deposit period for Optional Extension Periods. We will take up and pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period not later than 10 days after such deposit.

What regulatory approvals will be required to complete the Offer?

Husky expects that the proposed transaction would be completed in the first quarter of 2019, subject to receipt of all necessary regulatory approvals, including Investment Canada and under the Competition Act.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

A summary of the principal Canadian federal income tax considerations generally applicable to a holder of common shares pursuant to the offer can be found in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations.”

How will I be taxed for U.S. federal income tax purposes?

A summary of U.S. federal income tax consequences that may apply to a U.S. holder of common shares pursuant to the offer can be found in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations.”

How will the offer affect my options and other incentive awards?

The Offer is made only for Common Shares and is not made for any Convertible Securities (including Options). Holders of Options who wish to accept the Offer must, to the extent permitted by the terms of the security and applicable Law, exercise the Options in order to obtain Certificate(s) representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer.

Any such exercise must be completed sufficiently in advance of the Expiry Time of 5 p.m. (Toronto time) on Jan. 16, 2019 to ensure that the holder of such Options will have Certificate(s) representing the Common Shares available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance” and Section 12 of the Circular, “Treatment of MEG Options and other MEG Incentive Awards.” If any holder of Options does not exercise his or her Options and deposit any resulting Common Shares under the Offer at or prior to the Expiry Time, such Options may be replaced with similar securities of the Offeror or may expire or be terminated following the Expiry Time in accordance with their respective terms and conditions.

Do I have dissent or appraisal rights in connection with the Offer?

No. Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event we acquire their Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction.

Who can I call with questions about the Offer or for more information?

You can call the Information Agent, D.F. King, if you have any questions regarding how to tender Common Shares, if you need assistance regarding the Offer or if you require additional copies of the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery (which will be provided without charge on request from the Information Agent at 1-800-761-6707 or +1-212-771-1133 (outside North America) or through email at inquiries@dfking.com, and are available on SEDAR at www.sedar.com under MEG’s profile).

You can call Husky’s Investor Relations team at 1-855-527-5005 or through email at investor.relations@huskyenergy.com with any other questions.

“Contact” link leads you to the below:

Better Together

Husky Investor Relations (1-855-527-5005) email Investor Relations	Mel Duvall, Senior Manager, Media & Issues 403-513-7602

Information Agent for the Offer

D.F. King

North America: 1-800-761-6707

Outside North America, Banks, Brokers and Collect Calls: 1-212-771-1133

Email: inquiries@dfking.com